Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2009

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3721
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6279
Pre-Tax Preferred Stock Dividends	$2,102

FIXED CHARGES:
Interest Expense	$45,082
Amortization of Debt Premium, Discount and Expense	396
Interest Component of Rentals	1,609

Total Fixed Charges	47,087
Pre-Tax Preferred Stock Dividends	2,102

Total Fixed Charges and Preferred Stock Dividends	$49,189

EARNINGS:
Net Income before Dividends on Preferred Stock	$119,303
Add:
Income Taxes	70,708
Total Fixed Charges	47,087

Total Earnings	$237,098

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.8